U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON D.C.  20549

                            FORM 12b-25

                    NOTIFICATION OF LATE FILING


Form 10-Q                           Commission file number 0-9267
For the quarter ended:December 31, 1995
__________________________________________________________________

Part I - Registrant Information
__________________________________________________________________

BIG SKY TRANSPORTATION CO.
(Full Name of Registrant)

1601 Aviation Place
Billings, Montana  59105
(principal executive office)
__________________________________________________________________

Part II - Rules 12b-25(b) and (c)
__________________________________________________________________

(a) For the reasons described in Part III of this form, we are unable to timely file the Form 10-Q without unreasonable effort or expense.

(b) The Company will make its best effort to file the subject 10-Q on or before the fifteenth calendar day following the prescribed due date.

(c) Accountant's statement or other exhibit required by Rule 12b-25(c) -- not applicable.
__________________________________________________________________

Part III - Narrative
__________________________________________________________________

Our December 95 10Q will not be filed within the 45 days after quarter-end due to 50% of our accounting staff voluntarily terminating their employment the last week of December and the first week of January. This loss has greatly impacted the department and its ability to meet some deadlines. The company is making its best effort with available resources to fulfill its commitment of filing the 10-Q.
__________________________________________________________________

Part IV - Other Information
__________________________________________________________________

(1)   Name of person to contact in regard to this notification.

        Karie Kane               (406) 245-9449
            (name)            (telephone number)


(2) Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to
      file such reports been filed?   YES


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last quarter will be reflected by the earnings statements to be included in
      the subject report or position thereof?                   NO



                    BIG SKY TRANSPORTATION CO.
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date  February 14, 1996             By   /s/Karie Kane

                                        Karie Kane
                                        Accounting Manager
                                        Big Sky Airlines